Gladstone Acquisition Corporation

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

March 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Acquisition Corporation
Registration Statement on Form S-1, as amended
Filed February 9, 2021
File No. 333-252916

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gladstone Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on March 18, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ David Gladstone
David Gladstone
Chief Executive Officer, President, Chief Investment Officer and Chairman

cc:	Thomas Salley, Cooley LLP
John T. McKenna, Cooley LLP
Peter Byrne, Cooley LLP
Mitchell S. Nussbaum, Loeb & Loeb LLP
David J. Levine, Loeb & Loeb LLP